Dejour Issues Kokopelli Project Update

Deep Mancos Discovery 14 Stage Completion Highlights Successful Operations

VANCOUVER, BRITISH COLUMBIA- September 14, 2015- (Dejour Energy Inc. (NYSE MKT:DEJ)(DEJ) ("Dejour" or the "Company"), an independent oil and gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today announced an operational update for its project in NW Colorado.

On Kokopelli Pad 21B, Dejour and its operating partner successfully drilled, cased and completed seven Williams Fork wells (Federal 14-15-1-21 through Federal 14-15-8-21) and a single vertical 13600' Mancos discovery well (Federal 14-15-7-21) as contemplated in the original 2014 drill program. The deep Mancos discovery well completion incorporated 14 stages to best assess the multi-zonal potential of the leasehold.

Logs of the Mancos section indicate the presence of gas throughout this deeper zone.

These wells are currently flowing back gas, oil and NGL’s directly into production lines with completion water safely deposited in the PWD well recently drilled and equipped for that purpose. Clean up should be substantially complete with cumulative daily production volumes accurately estimated by the end of the quarter.

Dejour owns a 25% working interest in this Kokopelli project. While the production from the liquids rich Williams Fork is very important to balance existing processing contracts, the successful establishment of a robust gas volume from the high pressure Mancos will dramatically enhance both the production profile and reserve life/value of the entire project.

“We are pleased to report the successful completion of the twelve month development and exploratory drilling program executed at the Kokopelli project in NW Colorado. The transformative event of the Mancos addition, making Kokopelli a true multi-zonal producing property, is the culmination of years of planning. We look forward to including this new production into our overall project profile and will provide a further update when sustainable flow rates are available,” stated Robert L. Hodgkinson, Chairman & CEO.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America's Piceance Basin (39,998 net acres) and Peace River Arch regions (14,444 net acres). Dejour maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour's operations or financial results, are included in Dejour's reports on file with Canadian and United States securities regulatory authorities. Other risks include the Company's ongoing review by NYSE MKT ("the Exchange") to ensure the Company continues to regain compliance with Section 1003(a)(iv) of the Company Guide which addresses a Company's ability to operate as a going concern. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

*Dejour Net sales volumes, post shrinkage

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
Dejour Energy Inc.
Robert L. Hodgkinson
Chairman & CEO
604-638-5055
investor@dejour.com

Craig Allison
914-882-0960
Investor Relations - New York
callison@dejour.com